Exhibit (a)(5)(xiii)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

ROCHE HOLDINGS, INC., a Delaware
Corporation; and ROCKET ACQUISITION
CORPORATION, a Delaware Corporation,

Plaintiffs,

 v.

CHRISTOPHER M. GLEESON; JACK W.
SCHULER; JOHN PATIENCE; THOMAS M.
GROGAN; THOMAS D. BROWN; ROD
DAMMEYER; EDWARD M. GILES; MARK
C. MILLER; JAMES R. WEERSING; and
VENTANA MEDICAL SYSTEMS, INC., a
Delaware Corporation,

Defendants.
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 3062-VCL

FIRST AMENDED VERIFIED COMPLAINT
FOR DECLARATORY AND INJUNCTIVE RELIEF

Plaintiffs Roche Holdings, Inc. (“Roche Holdings”), an indirect, wholly owned subsidiary of Roche Holding Ltd (“Roche”), and Rocket Acquisition Corporation (“Rocket Acquisition”), an indirect, wholly owned subsidiary of Roche Holdings and Roche, by their undersigned attorneys, file this first amended verified complaint (the “Complaint”) against Ventana Medical Systems, Inc. (“Ventana”), and Christopher M. Gleeson, Jack W. Schuler, John Patience, Thomas M. Grogan, Thomas D. Brown, Rod Dammeyer, Edward M. Giles, Mark C. Miller, and James R. Weersing (collectively, the “Director Defendants,” and together with Ventana, the “Defendants”), upon knowledge as to matters relating to themselves and upon information and belief as to all other matters, and allege as follows:

NATURE AND SUMMARY OF ACTION

1.  This action seeks redress for breaches of fiduciary duty by the members of the board of directors of Ventana (the “Ventana Board”) in failing to conduct a reasonable and good faith investigation of, and maintaining certain disproportionate and unreasonable defensive measures to thwart, Rocket Acquisition’s bona fide, fully financed, non-coercive, non-discriminatory, all-cash offer for all of the outstanding shares of Ventana common stock, which was commenced on June 27, 2007 (the “Tender Offer”).  Specifically, this action seeks declaratory and injunctive relief requiring Ventana to dismantle its “poison pill” and to exempt the Tender Offer from the Delaware business combination statute and enjoining the Defendants from taking any further action to frustrate the Tender Offer.

2.  Under the terms of the Tender Offer, Rocket Acquisition is offering to purchase all of the outstanding shares of Ventana common stock for $75 net per share in cash, resulting in a potential total purchase price of approximately $3 billion.  This offer represents a 44% premium above the average closing price of Ventana’s stock on the Nasdaq Global Select Market on the last full trading day before the first public announcement of Roche’s intention to commence the Tender Offer, and a 55% premium over the average closing price of Ventana’s stock over the previous three months.

3.  The Tender Offer will be the initial step in a proposed two-step transaction pursuant to which Rocket Acquisition would acquire all of the outstanding shares of Ventana common stock.  If successful, the Tender Offer will be followed by a merger of

Ventana and Rocket Acquisition or one of its affiliates (the “Proposed Merger,” and together with the Tender Offer, the “Proposed Acquisition”).  Pursuant to the Proposed Merger, each then-outstanding share of Ventana common stock (other than shares owned by Roche, any of Roche’s subsidiaries, or any stockholder who properly exercises appraisal rights) would be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

4.  Since January 2007, Roche repeatedly attempted to engage Ventana’s management and the Ventana Board in a discussion concerning the merits of a potential strategic transaction involving the companies, but Ventana refused to discuss any Roche proposal.  In a series of telephone calls and letters directed to Ventana’s management and the Ventana Board, Roche outlined its view that the companies should consider pursuing a partnership model through which Roche would acquire a majority of Ventana’s stock in a negotiated transaction for cash at a premium to market (including an appropriate control premium), with Ventana continuing to be managed by existing management, headquartered in Arizona, and publicly traded.  When Ventana purported to have no interest in such a transaction, or indeed any transaction (apparently without regard to price), Roche sent a letter to the Chairman of the Ventana Board offering to acquire 100% of Ventana at $75 per share.  As a result of Ventana’s refusal to discuss these proposals—including Ventana’s refusal even to accept a call from the Chairman and Chief Executive Officer of Roche—Roche issued a press release on June 25, 2007 announcing its intention to commence the Tender Offer (the “June 25 Roche Release”).

On June 27, 2007, Rocket Acquisition commenced the Tender Offer.1  In both the June 25 Roche Release and the Offer to Purchase, Roche reiterated that it would strongly prefer to pursue a negotiated transaction with Ventana and publicly invited Ventana to engage in a meaningful dialogue on this matter.

5.  On July 11, 2007, Ventana issued a press release announcing that the Ventana Board had unanimously determined that the Tender Offer price was inadequate and recommended that its stockholders not tender any of their shares to Rocket Acquisition (the “July 11 Ventana Release”) and filed a Schedule 14d-9 with the Securities and Exchange Commission (the “Schedule 14d-9”).2  In both the July 11 Ventana Release and the Schedule 14d-9, Ventana stated that it planned to “vigorously resist” the Tender Offer.

6.  On March 9, 1998, and without the approval of the Ventana stockholders, the Ventana Board adopted a stockholder rights plan (the “Rights Plan”), commonly referred to as a “poison pill.”  The Rights Plan is designed to thwart any acquisition of Ventana, or of more than 20% of Ventana’s stock, that does not have the approval of the Ventana

1 A copy of the Offer to Purchase for Cash All Outstanding Shares of Common Stock (including the associated preferred stock purchase rights) of Ventana Medical Systems, Inc. at $75.00 Net Per Share by Rocket Acquisition Corporation, dated June 27, 2007 (the “Offer to Purchase”), was included in the Schedule TO filed with the Securities and Exchange Commission on June 27, 2007 (the “Schedule TO”).  The Schedule TO is  annexed hereto as Exhibit 1.  The Schedule TO has been amended 12 times since June 27, 2007.

2 A copy of the Schedule 14d-9 is annexed hereto as Exhibit 2.  The Schedule 14d-9 has been amended nine times since July 11, 2007.

Board.  The economic impact of the Rights Plan provides the Ventana Board with the power to prevent summarily the consummation of the Tender Offer.  If the Rights Plan remains in effect and applicable to the Tender Offer, it will deprive the Ventana stockholders of the opportunity to decide whether to tender their shares and receive the significant benefits of the Proposed Acquisition and will impose an insurmountable obstacle to Rocket Acquisition’s consummation of the Proposed Acquisition.

7.  In addition, the Ventana Board likely will be able to prevent Rocket Acquisition from consummating the Proposed Merger for at least three years unless the Ventana Board exempts the Tender Offer from certain restrictions imposed by section 203 of the Delaware General Corporation Law (“DGCL § 203”).

8.  As the Chief Executive Officer of Ventana explained in a letter to Ventana’s employees, dated August 22, 2007, a rights plan “is a tool that gives a Board of Directors time to fully evaluate unsolicited offers and to make recommendations that are in the best interests of all shareholders.”  Four months have passed since Rocket Acquisition commenced the Tender Offer, and more than three months have passed since Ventana announced that the Ventana Board had fully considered the Tender Offer and recommended that Ventana’s stockholders not tender their shares to Rocket Acquisition.  During this time, Ventana repeatedly refused to engage Roche in any discussion concerning the Tender Offer and did not propose an alternative value-maximizing transaction.  Nonetheless, Ventana continues to refuse to dismantle its takeover defenses and allow its stockholders to decide whether to tender their shares to Rocket Acquisition.

This constitutes an unreasonable and disproportionate response to the non-coercive, non-discriminatory Tender Offer, and strongly suggests that the Ventana Board’s actions are motivated by the Director Defendants’ desire to entrench themselves in office.

9.  The Director Defendants’ desire to entrench themselves in office is further evidenced by Ventana’s opposition to Rocket Acquisition’s ultimately successful litigation in the United States District Court for the District of Arizona to enjoin the application of a plainly unconstitutional Arizona state anti-takeover statute—a statute that was inconsistent with Delaware corporate law—to the Tender Offer.

10.  Ventana’s corporate documents contain certain additional takeover defenses that further entrench and insulate the Director Defendants and will prevent Rocket Acquisition from consummating the Tender Offer.  Ventana has a three-tier classified board of directors, and Ventana’s stockholders are prohibited from acting by written consent or calling special meetings.  These takeover defenses operate to impede the ability of stockholders to remove the Director Defendants through consent and/or proxy solicitations and, coupled with the fact that the Director Defendants and Ventana’s management own approximately 19% of Ventana’s outstanding shares on a fully diluted basis, render the Rights Plan preclusive and coercive.

11.  The Tender Offer thus is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Tender Offer that number of Ventana shares (together with the associated preferred stock purchase rights) which, when combined with the Ventana shares owned by Roche, Rocket Acquisition, and their affiliates, represent at least a majority of the outstanding Ventana shares on a fully diluted basis; (ii) the redemption or inapplicability of the Rights Plan; and (iii) the inapplicability of DGCL § 203 to the Proposed Merger.

12.  The Ventana Board owes the Ventana stockholders the duty to act with care and the utmost good faith and loyalty.  By failing to conduct a good faith and reasonable investigation into the Tender Offer, and by maintaining certain defensive measures that are unreasonable and disproportionate responses to the Tender Offer, the Director Defendants have breached and continue to breach the fiduciary duties they owe to Ventana’s stockholders under Delaware law.

13.  Absent the relief sought by Plaintiffs, Roche Holdings, Rocket Acquisition and the Ventana stockholders will be irreparably harmed.  Such relief is necessary to ensure that the Ventana stockholders have the opportunity to decide whether to tender their shares and to ensure that the benefits of the Proposed Acquisition are not forever lost.

THE PARTIES

14.  Plaintiff Rocket Acquisition is a corporation duly organized under the laws of the State of Delaware.  To date, Rocket Acquisition has engaged in no activities other than those incident to its formation and the commencement of the Tender Offer.  Rocket Acquisition is an indirect, wholly owned subsidiary of Roche Holdings and an indirect, wholly owned subsidiary of Roche.

15.  Plaintiff Roche Holdings is a corporation duly organized under the laws of the State of Delaware.  Roche Holdings is an indirect, wholly owned subsidiary of Roche.

16.  Roche is a joint stock company duly organized under the laws of Switzerland and the successor to a business that was founded more than 100 years ago.  Roche is a holding company which, through its subsidiaries and affiliates (collectively, the “Roche Group”), is a global leader in diagnostics and one of the world’s top ten pharmaceutical companies.  The Roche Group plays a leading role in various therapeutic areas, including cancer, virology, and transplantation.  The Roche Group is engaged in the discovery, development, manufacture, and marketing of pioneering therapeutic and diagnostic products and services.  The Roche Group employs approximately 74,000 individuals worldwide.

17.  Roche Holdings is the beneficial owner of 2,000 shares of Ventana common stock.

18.  Defendant Ventana is a corporation duly organized under the laws of the State of Delaware, with its principal executive offices located at 1910 Innovation Park Drive, Tucson, Arizona 85755.  According to its most recent Form 10-K, Ventana is engaged in the development, manufacture, and marketing of instrument-reagent systems that automate slide staining in anatomical pathology (tissue testing) and drug discovery laboratories worldwide.  Ventana also markets consumable products, including reagents and other accessories required to operate its products.

19.  Defendant Christopher M. Gleeson (“Gleeson”) is the President and Chief Executive Officer of Ventana and a member of the Ventana Board, positions he has held since May 1999.  Gleeson joined Ventana in March 1999 as Executive Vice President and Chief Operating Officer.

20.  Defendant Jack W. Schuler (“Schuler”) is the Chairman of the Ventana Board, a position he has held since November 1995.  Schuler has served as a member of the Ventana Board since April 1991.

21.  Defendant John Patience (“Patience”) is the Vice Chairman of the Ventana Board, a position he has held since January 1999.  Patience has served as a member of the Ventana Board since July 1989.

22.  Defendant Thomas M. Grogan (“Grogan”) is a member of the Ventana Board, a position he has held since the founding of Ventana in June 1985.  Dr. Grogan served as the Chairman of the Ventana Board from June 1985 to November 1995.  In addition, Dr. Grogan currently serves as the Chief Scientific Officer and Chief Medical Director of Ventana.

23.  Defendants Thomas D. Brown, Rod Dammeyer, Edward M. Giles, Mark C. Miller, and James R. Weersing are members of the Ventana Board.

24.  Each of the Director Defendants was a member of the Ventana Board and, upon information and belief, participated in the decisions challenged herein.  The

Director Defendants, as directors of Ventana, owe the Ventana stockholders the duty to act with care and the utmost good faith and loyalty.

FACTUAL BACKGROUND

A.           The Ventana Rights Plan
25.  On March 9, 1998, the Ventana Board approved the adoption of the Rights Plan and declared a dividend of one preferred share purchase right (a “Right”) for each share of Ventana common stock outstanding as of the close of business on May 8, 1998.  The Rights Plan was adopted without the approval of the Ventana stockholders.  The Rights are distributed and become exercisable for one five-hundredth of a share of Ventana’s Series A participating preferred stock at a price of $42.50 (the “Exercise Price”) upon the earlier of (i) ten days after the first public announcement that any person has acquired beneficial ownership of 20% or more of Ventana’s common stock (an “Acquiring Person”); or (ii) ten business days (or such later day as may be determined by the Ventana Board) after the commencement of, or announcement of the intention to make, a tender offer or exchange offer that, if successful, would result in the beneficial ownership by any person of 20% or more of Ventana’s common stock.  The Rights expire on March 9, 2008, unless earlier redeemed or exchanged by action of the Ventana Board.

26.  Under the Rights Plan, if and when a person (such as Rocket Acquisition) becomes an Acquiring Person, all Rights other than those held by the Acquiring Person will “flip in,” and each right will be converted into a right to acquire, upon payment of the Exercise Price, shares of Ventana common stock having a value equal to two times the Exercise Price.  Thus, with respect to the Tender Offer, any holder of a Right (other than the Acquiring Person) will be able to purchase shares of Ventana common stock at a 50% discount, thereby diluting the Acquiring Person’s interest in Ventana.

27.  Similarly, under the Rights Plan, if and when Ventana engages in a merger (as is contemplated following the Tender Offer), the Rights will “flip-over” and be converted into the right to acquire, upon payment of the Exercise Price, shares of the acquirer’s or surviving corporation’s common stock having a value equal to two times the Exercise Price.  Thus, any holder of a Right (other than the Acquiring Person) will be able to purchase shares of the acquirer’s or surviving corporation’s stock at a 50% discount, thereby diluting the interest of the acquirer’s or surviving corporation’s existing stockholders.

28.  At any time after a person becomes an Acquiring Person and prior to the acquisition by such person of 50% or more of Ventana’s outstanding common stock, the Ventana Board may exchange the Rights, other than those owned by the Acquiring Person, in whole or in part, at an exchange ratio of one share of common stock per Right.

29.  Under the Rights Plan, the Ventana Board may redeem all of the Rights, at a price of $0.01 per Right, at any time prior to the close of business on the earlier of (i) the tenth day following the date of public announcement of the fact that an Acquiring Person has become such; or (ii) the expiration of the Rights Plan on March 9, 2008.  In addition, the Ventana Board may exempt a potential acquisition of shares from the Rights Plan if the securities are to be acquired pursuant to a merger agreement between Ventana and the potential acquirer, provided such agreement has been approved by the Ventana Board prior to the potential acquirer’s becoming an Acquiring Person.

30.  Rocket Acquisition’s acceptance of shares tendered pursuant to the Tender Offer will result in Rocket Acquisition’s becoming an Acquiring Person, which, in turn, will make the Rights (other than Rights held by Rocket Acquisition or any of its affiliates) exercisable for shares of Ventana’s common stock at a 50% discount to their market value.

31.  This event would make the Proposed Acquisition prohibitively expensive to Roche, which is why the redemption or inapplicability of the Rights Plan is a condition of the Tender Offer.  Unless the Ventana Board redeems the Rights, amends the Rights Plan, or otherwise takes action to render the Rights Plan inapplicable to the Proposed Acquisition, the Rights Plan will deny Ventana’s stockholders of the opportunity to decide whether to tender their shares.

32.  In addition, under the Rights Plan, in the event that a majority of the Ventana Board were elected by stockholder action by written consent, then the Rights could not be redeemed and the Rights Plan could not be supplemented or amended until the earlier to occur of (i) the 180th day following the effectiveness of such election; or (ii) the next regular annual meeting of stockholders of Ventana following the effectiveness of such election, if such redemption, supplementation, or amendment is reasonably likely to have the purpose or effect of facilitating a transaction with any person who is or will become an Acquiring Person and is or has directly or indirectly proposed, nominated, or financially supported, a director of Ventana who was elected by written consent.  Such provisions are commonly referred to as “slow hand” or “delayed redemption” provisions.  The Delaware Supreme Court has held that such provisions violate 8 Del. C. § 141(a) and are invalid as a matter of Delaware law because, if applied, they would prevent a newly elected board of directors from completely discharging its fundamental management and fiduciary duties to the corporation and its stockholders.  See Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281, 1291-92 (Del. 1998).  The “slow hand” provisions of the Rights Plan are further evidence of the Director Defendants’ entrenchment motives.

B.           The Delaware Business Combination Statute
33.  DGCL § 203 applies to any Delaware corporation that has not opted out of the statute’s coverage.  See 8 Del. C. § 203(b).  Ventana has not opted out of the statute’s coverage.

34.  DGCL § 203 provides that if a person acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested stockholder” as defined by the Delaware statute), such interested stockholder may not engage in a “business combination” (defined to include a merger or consolidation) with the corporation for three years after becoming an interested stockholder, unless:
(i)
prior to the 15% acquisition, the board of directors of the corporation has approved either the business combination or the share acquisition resulting in the stockholder becoming an interested stockholder;

(ii)	the interested stockholder acquires 85% of the corporation’s voting stock in the same transaction in which it crosses the 15% threshold; or

(iii)	at or subsequent to the 15% acquisition, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders (and not by written consent), by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.

See 8 Del. C. § 203(a).

35.  By rejecting the Tender Offer, the Ventana Board has refused to exempt the Tender Offer from the application of DGCL § 203.  That refusal is continuing.  The application of DGCL § 203 to the Tender Offer thus would delay the Proposed Merger (the second step in the Proposed Acquisition) for at least three years and could ultimately result in a failure to consummate the second step.  Such delay or failure would deprive Ventana’s stockholders of the substantial benefits of the Proposed Acquisition and could cause Rocket Acquisition to lose the unique opportunity to acquire Ventana.

C.
The Ventana Board Did Not Conduct a Good Faith and Reasonable Investigation of the Tender Offer, and Its Continued Refusal to Dismantle the Rights Plan Is an Unreasonable and Disproportionate Response to the Tender Offer

36.  Since January 2007, Roche repeatedly attempted to engage Ventana’s management and the Ventana Board in a meaningful discussion concerning the merits of a potential strategic transaction involving the companies.  Ventana refused to engage in any meaningful dialogue on this matter.

37.  On January 11, 2007, Dr. Severin Schwan, the Chief Executive Officer of Roche’s diagnostics division, called Gleeson to invite Gleeson to meet to discuss, generally, the histopathology business and, more specifically, potential collaborations between Roche and Ventana.

38.  On January 15, 2007, Gleeson sent an e-mail to Dr. Schwan agreeing to meet Dr. Schwan to discuss the possibility of collaborating, but noted that he was not interested in discussing any transaction in which Ventana would not remain an independent entity.

39.  On January 18, 2007, Dr. Schwan had dinner with Gleeson.  During dinner, Dr. Schwan described Roche’s strategic interest in entering the broader histopathology market, Roche’s proposal to make an equity investment in Ventana, the structure of Roche’s proposed investment, and the synergies that would be created by a strategic partnership between Roche and Ventana.

40.  As a follow-up to dinner, on January 26, 2007, Dr. Schwan e-mailed Gleeson to reiterate Roche’s belief that the proposed strategic partnership and equity investment would create value for both Roche’s and Ventana’s stockholders.  In addition, Dr. Schwan provided Gleeson with additional information regarding the topics discussed during dinner the previous week.

41.  On January 31, 2007, Gleeson e-mailed Dr. Schwan to inform him that the Ventana Board was not interested in any partnership that would result in another company obtaining an equity position in Ventana.

42.  On February 12, 2007, Dr. Franz Humer, the Chairman and Chief Executive Officer of Roche, sent a letter to Schuler again highlighting Roche’s strategic interest in entering the broader histopathology market and its desire to pursue a strategic partnership with Ventana.  In addition, Dr. Humer outlined Roche’s preliminary view that Roche and

Ventana should pursue a partnership model similar to Roche’s relationship with Genentech.  Under such an arrangement, Roche would acquire a majority of the shares of Ventana at a premium to market (including an appropriate control premium), and Ventana would continue to be both publicly traded and managed and headquartered in Arizona.  Dr. Humer also expressed his belief that such a partnership would provide substantial benefits to Roche, Ventana, and their respective stockholders.

43.  On March 6, 2007, Schuler sent a letter to Dr. Humer informing him that the Ventana Board was not interested in pursuing a strategic transaction with Roche.

44.  On March 12, 2007, Dr. Humer sent a letter to Schuler expressing both his disappointment in Ventana’s response and Roche’s continued willingness to enter into a mutually beneficial transaction with Ventana.

45.  On June 18, 2007, Dr. Humer called Schuler and asked to meet with him in the United States during that week to present Roche’s proposal to enter into a strategic transaction with Ventana.  Schuler informed Dr. Humer that he was unable to agree to a meeting or commit to responding to Dr. Humer’s request within any specific period of time until he had discussed the matter with the Ventana Board.

46.  Following Dr. Humer’s call with Schuler, Dr. Humer sent a letter to Schuler (copying the Ventana Board), dated June 18, 2007, expressing his regret that Schuler was unable to confirm a meeting with Dr. Humer or to agree to respond to Dr. Humer’s request within any specific time frame.  In his letter, Dr. Humer recounted the history of Roche’s attempts to engage Ventana’s management and the Ventana Board in a discussion on the merits of a possible business combination involving the companies.  Given that Ventana had declined to engage in any meaningful dialogue on this matter, Dr. Humer presented a revised proposal for Roche to acquire all of the outstanding common stock of Ventana for a price of $75 per share in cash.  Dr. Humer expressed Roche’s belief that this price is a full and fair one, and that Roche expects that the Ventana stockholders would welcome the opportunity to sell their shares at a significant premium to both the current and historical market values.  Dr. Humer noted further that Roche’s proposal contemplates the continued employment of Ventana’s management and other employees following the consummation of a transaction, and Ventana’s headquarters remaining in Arizona.  Dr. Humer requested that Schuler respond to this letter at his earliest convenience and preferably no later than June 25, 2007.

47.  On June 22, 2007, Dr. Humer sent an e-mail to Schuler reiterating his request that Schuler respond to Dr. Humer’s letter by June 25.  In addition, Dr. Humer informed Schuler that he planned to call him on the morning of June 25.

48.  Later on June 22, 2007, Dr. Humer received a letter from Schuler, dated June 20, 2007, informing him that the Ventana Board planned to meet during the middle of the following week to consider the proposal made by Roche in the June 18 letter.  Schuler also indicated in his letter that Ventana would advise Roche of its decision following the meeting.

49.  On the morning of June 25, 2007, Dr. Humer called Schuler but was told that Schuler was unavailable, and that Schuler would not be available to speak with Dr. Humer.

50.  As a result of Ventana’s refusal to engage in any meaningful discussion, after the close of the market, Roche issued the June 25 Roche Release announcing its intention to commence the Tender Offer and reiterating its strong and continued preference to pursue a negotiated transaction with Ventana.

51.  The June 25 Roche Release included the full text of a letter sent by Dr. Humer to Schuler (copying the Ventana Board), dated June 25, 2007, concerning Roche’s intention to commence the Tender Offer.  In the letter, Dr. Humer explained that, in light of Schuler’s unwillingness to agree to meet for a discussion concerning a possible business combination between Ventana and Roche, or even to take Dr. Humer’s call, Roche decided to publicly disclose its proposal.  Moreover, Dr. Humer explained that, in light of the unique opportunity and important stockholder interests at issue, Roche believes that it is imperative to continue to pursue this matter—notwithstanding Ventana’s refusal to engage with Roche concerning a possible negotiated transaction.  Dr. Humer outlined the terms of the Tender Offer and reiterated Roche’s intent to retain Ventana’s management team and employees and to maintain Ventana’s headquarters in Arizona.  Dr. Humer also reiterated that Roche continues to prefer a negotiated transaction with Ventana.  Lastly, Dr. Humer stated that Roche and its legal and financial advisors remain ready to meet with representatives from Ventana at any time to discuss the proposal and to answer any questions Ventana may have.

52.  On June 26, 2007, Ventana issued a press release recommending that its stockholders take no action in response to the announcement by Roche that it intended to commence the Tender Offer.  Ventana stated that “following the commencement of the tender offer,” the Ventana Board “will make a recommendation to shareholders within 10 business days.”

53.  On June 27, 2007, Rocket Acquisition formally commenced the Tender Offer.

54.  On July 11, 2007, Ventana issued a press release announcing that the Ventana Board had unanimously determined that the Tender Offer price was inadequate and recommended that Ventana’s stockholders not tender their shares.  Ventana stated that it would “vigorously resist” the Tender Offer and that it intended to communicate to the market, in greater detail, its business plan and financial expectations.  In addition, the July 11 Ventana Release included the full text of a letter sent by Schuler and Gleeson to Dr. Humer, dated July 11, 2007, rejecting Roche’s proposal and informing Dr. Humer that Ventana “decline[d] to engage in discussions regarding a sale of Ventana.”

55.  On July 11, 2007, Ventana also filed the Schedule 14d-9 formally recommending that its stockholders reject the Tender Offer and not tender their shares.  The Schedule 14d-9 and the July 11 Ventana press release disclosed that the Defendant Directors considered the Tender Offer at board meetings held on June 27, July 6, July 9 and July 10, 2007.  In addition, the Schedule 14d-9 and the July 11 Ventana Release disclosed that Merrill Lynch & Co. and Goldman, Sachs & Co. provided Ventana with advisory opinions concerning the alleged inadequacy of the Tender Offer price.

56.  On July 11, 2007, Roche issued a press release in response to the Ventana Board’s recommendation (the “July 11 Roche Release”).  The July 11 Roche Release noted that “Roche continues to believe that its offer of $75 per share is a full and fair offer” and that “[i]t remains Roche’s preference to enter into a negotiated transaction with Ventana.”  Roche also stated that, if Ventana continued to refuse to negotiate, Roche would consider taking action at Ventana’s 2008 annual meeting, including nominating new Ventana directors and/or proposing amendments to Ventana’s bylaws.  The July 11 Roche Release also included the full text of a letter sent by Dr. Humer to Schuler, dated July 11, 2007, reiterating that Roche continued to believe that its offer was full and fair and continued to prefer a negotiated transaction.  In his letter, Dr. Humer noted that, because Ventana had refused to discuss a potential strategic transaction, Roche’s “judgment about Ventana’s value and potential has been based solely on publicly available information.”  Dr. Humer noted that Roche would be willing to consider any additional information Ventana was willing to provide to support a valuation in excess of $75 per share in a negotiation with Ventana.  Dr. Humer expressed his hope that Ventana would either agree to commence discussions with Roche about a potential strategic transaction or allow the Ventana stockholders to make their own determinations and choices about the adequacy of the Tender Offer.

57.  On July 19, 2007, Ventana issued a press release announcing second quarter and first half 2007 results.  In addition, Ventana increased its earnings guidance by more than 3% for fiscal year 2007 and by more than 25% for fiscal year 2008, and, for the first time, announced preliminary sales and earnings guidance for fiscal year 2009.  Ventana’s earnings guidance for fiscal year 2009 was more than 40% above the then current street expectations for fiscal year 2009.

58.  On July 20, 2007, during a conference call with analysts, Ventana provided greater detail concerning its second quarter results and forward-looking earnings guidance.

59.  From July 24, 2007 to October 19, 2007, Roche received regulatory clearance and approval for the Tender Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the Exon-Florio Statute, Sec. 721 of Title VII of the Defense Production Act of 1950, as amended, as well as regulatory approval and/or clearance from the antitrust authorities in Canada, Germany, the Slovak Republic, and China, thereby satisfying certain conditions to the Tender Offer.

60.  On July 26, 2007, Roche issued a press release announcing the extension of the Tender Offer until 5:00 p.m., New York City time, on August 23, 2007.

61.  On July 27, 2007, in response to Roche’s extension of the Tender Offer, Ventana issued a press release reiterating its recommendation that its stockholders not tender their shares to Roche.

62.  On August 21, 2007, Roche issued a press release announcing the extension of the Tender Offer until 5:00 p.m., New York City time, on September 20, 2007.

63.  On August 21, 2007, in response to Roche’s extension of the Tender Offer, Ventana issued a press release reiterating its recommendation that its stockholders not tender their shares to Roche.

64.  On August 22, 2007, the State-Boston Retirement System filed a class action lawsuit in the Court of Chancery for the State of Delaware against Ventana and the Director Defendants alleging that the Director Defendants have breached and continue to breach their fiduciary duties to the Ventana stockholders in connection with the Tender Offer.  The action seeks, among other things, injunctive relief requiring the Director Defendants to negotiate with Roche and/or to seek out and evaluate other value-maximizing alternatives.

65.  On August 24, 2007, Geneva Blazek filed a class action lawsuit in the Superior Court of the State of Arizona in and for the County of Pima against Ventana and the Director Defendants alleging that the Director Defendants have breached and continue to breach their fiduciary duties to the Ventana stockholders in connection with the Tender Offer.  The action seeks, among other things, injunctive relief barring the Director Defendants from employing any unreasonable defensive mechanisms and an order directing the Director Defendants to undertake a comprehensive review of alternatives to maximize value for Ventana’s stockholders.

66.  On September 5, 2007, Ventana issued a press release announcing that it had acquired Spring BioScience Corporation, a developer and supplier of next generation rabbit monoclonal antibodies and other reagents, for $28.9 million in cash.  In addition, Ventana increased its earnings guidance by more than 2.5% for fiscal year 2008 and by more than 3% for fiscal year 2009.

67.  On September 19, 2007, Roche issued a press release announcing the extension of the Tender Offer until 5:00 p.m., New York City time, on November 1, 2007.

68.  On September 19, 2007, in response to Roche’s extension of the Tender Offer, Ventana issued a press release reiterating its recommendation that its stockholders not tender their shares to Roche.

69.  On October 18, 2007, Ventana issued a press release announcing third quarter 2007 results.  In addition, Ventana increased its earnings guidance by more than 2% for fiscal year 2007 and reiterated its revenue and earnings guidance for fiscal years 2008 and 2009.

70.  Ventana has not disclosed any discussions with other potential acquirers since the commencement of the Tender Offer.

D.	Ventana Is Enjoined from Applying the Arizona Anti-Takeover Act to the Tender Offer

71.  On June 29, 2007, Rocket Acquisition filed a Complaint for Declaratory Judgment and Injunctive Relief in the United States District Court for the District of

Arizona against Ventana and the Attorney General of the State of Arizona alleging that sections 10-2721 through 10-2727 and sections 10-2741 through 10-2743 of the Arizona Revised Statutes (the “Arizona Anti-Takeover Act”) were unconstitutional under the Commerce Clause insofar as they purported to regulate tender offers for the shares of non-Arizona corporations, such as Ventana.  The complaint sought a declaration that the Arizona Anti-Takeover Act was unconstitutional as applied to non-Arizona corporations and corresponding injunctive relief enjoining Ventana from seeking to apply or enforce these provisions with respect to the Tender Offer.

72.  The Arizona Anti-Takeover Act regulates certain corporate attempts to acquire control of “issuing public corporations,” which are defined to include certain corporations which, while incorporated in states other than Arizona, have certain ties to Arizona.  A.R.S. § 10-2701(11)(b).  The Arizona Anti-Takeover Act automatically applies to corporations that satisfy this definition.  A.R.S. § 10-2706.  Although Ventana is a Delaware corporation, the company satisfies the definition of an “issuing public corporation,” and the Arizona Anti-Takeover Act thus purported to apply to the Tender Offer.  The Arizona Anti-Takeover Act includes a control share provision, which would have stripped Rocket Acquisition of the right to vote the vast majority of shares lawfully acquired in the Tender Offer in all matters except the election of directors.  A.R.S. § 10-2725(A).  There is no such control share statute under Delaware law.  In addition, the Arizona Anti-Takeover Act includes a business combination provision, which would have prevented Rocket Acquisition from completing the Proposed Merger for at least three years.  A.R.S. § 10-2741(A).  The Arizona business combination statute is significantly more restrictive than DGCL § 203.

73.  On June 29, 2007, Rocket Acquisition moved for a preliminary injunction precluding the enforcement of the Arizona Anti-Takeover Act with respect to the Tender Offer.  Rocket Acquisition argued that, under well-settled and uniform federal precedent, the Arizona Anti-Takeover Act violated the Commerce Clause (and thus was unconstitutional) insofar as it purported to apply to tender offers for the shares of non-Arizona corporations because such application would create the impermissible risk of inconsistent regulation by multiple states and would impose burdens on interstate commerce that outweigh the statute’s putative local benefits.  See CTS Corp. v. Dynamics Corp., 481 U.S. 69, 88-93 (1987); Edgar v. MITE Corp., 457 U.S. 624, 643-44 (1982).  In fact, every federal court to consider this question has held that the application of any state anti-takeover statute to a foreign corporation violates the Commerce Clause.  See Tyson Foods, Inc. v. McReynolds, 865 F.2d 99, 100 (6th Cir. 1989); Grand Metro. P.L.C. v. Butterworth, 1988 WL 1045191, at *6 (N.D. Fla. Nov. 28, 1988); TLX Acquisition Corp. v. Telex Corp., 679 F. Supp. 1022, 1025 (W.D. Okla. 1987).

74.  Although the Arizona Attorney General was duty bound to defend the Arizona statute, the Attorney General conceded that “it was unable to locate any federal authority to support its position regarding the constitutionality of the Arizona statutes.”

See Order Granting Plaintiff’s Mot. for Prelim. Inj., Aug. 22, 2007, at 14 n.7 (the “Arizona Order”).3

75.  Ventana sought to shield itself behind a plainly unconstitutional statute in an attempt to thwart the Tender Offer.  Ventana did not even attempt to defend the constitutionality of the Arizona Anti-Takeover Act.  Instead, Ventana advanced the near-frivolous defense that Rocket Acquisition’s claim was not ripe.  Ventana ignored clear federal precedent, which confirmed that Rocket Acquisition’s claim was ripe for judicial review because Rocket Acquisition commenced a nationwide tender offer to which the Arizona Anti-Takeover Act automatically applied.  See, e.g., Moore Corp. v. Wallace Computer Servs., Inc., 898 F. Supp. 1089, 1091 (D. Del. 1995); Tyson Foods, 865 F.2d at 101; Grand Metro., 1988 WL 1045191, at *4-5; TLX, 679 F. Supp. at 1027-28; BNS v. Koppers, 683 F. Supp. 458, 463 n.5 (D. Del. 1988).

76.  On August 21, 2007, immediately following oral argument, the Arizona District Court granted Rocket Acquisition’s motion for a preliminary injunction and preliminarily enjoined Ventana from taking action to invoke, apply, or enforce the Arizona Anti-Takeover Act with respect to the Tender Offer.  See Arizona Order at 15-16.  The Arizona District Court noted that “the offer appears to be legitimate and serious and justifies consideration by Defendant’s stockholders.”  Id. at 7.

3 A copy of the Arizona Order is annexed hereto as Exhibit 3.

77.  After trying to defeat the Tender Offer by asserting near-frivolous defenses to a plainly unconstitutional statute, Gleeson sent a letter to all Ventana employees on August 22, 2007 stating that “Ventana has never looked to or referenced the Arizona statute as a defense against Roche.”  Ventana’s decision to embrace a plainly unconstitutional statute, while at the same time claiming not to rely on that statute, further confirms that the Director Defendants have employed unreasonable and disproportionate responses to the Tender Offer, and that the Director Defendants are motivated by a desire to entrench themselves in office.

78.  On September 11, 2007, after the Arizona District Court’s ruling on preliminary injunctive relief, Rocket Acquisition and Ventana entered into a stipulation pursuant to which Ventana agreed not to contest the imposition of a permanent injunction entered against it.  On September 13, 2007, the Arizona District Court entered a final order permanently enjoining Ventana from taking any action to invoke, apply, or enforce the Arizona Anti-Takeover Act with respect to the Tender Offer, or any extension thereof.  See Consent Judgment, Sept. 13, 2007.4

79.  The Director Defendants have failed to discharge their fiduciary duties by failing to conduct a good faith and reasonable investigation of the Tender Offer, which is non-coercive and non-threatening.  In fact, the Ventana Board summarily rejected Roche’s pre-commencement overtures without engaging Roche in any meaningful dialogue.  Moreover, while the Defendant Directors claimed that their decision to reject

4 A copy of the Consent Judgment is annexed hereto as Exhibit 4.

the Tender Offer was based on “shareholder value” and that the Tender Offer price was inadequate, Ventana repeatedly refused to discuss the Tender Offer with Roche (and has not disclosed any discussions with any other potential acquirers)—notwithstanding Roche’s statement that its offer was based on publicly available information and that it would be willing to consider any additional information Ventana was willing to provide to support a higher valuation.  The Ventana Board deliberately refused to inform itself of crucial facts and potential opportunities central to the welfare of Ventana and its stockholders.  There is no legitimate purpose or justification for these actions.

80.  The Director Defendants also have failed to discharge their fiduciary duties by refusing to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition.  The Director Defendants’ decision to maintain the Rights Plan is an unreasonable and disproportionate response to the Tender Offer.  As Ventana’s Chief Executive Officer even explained, a shareholder rights plan exists to provide a target board with adequate time to consider an unsolicited tender offer and to make a recommendation to its stockholders.  Four months have passed since Rocket Acquisition commenced the Tender Offer, and more than three months have passed since Ventana announced that the Ventana Board had fully considered the Tender Offer and recommended that its stockholders not tender their shares.  And yet, the Director Defendants continue to maintain the Rights Plan, which prevents the Ventana stockholders from deciding whether to tender their shares to Rocket Acquisition.  Given Ventana’s other takeover defenses—including its staggered board and provisions prohibiting stockholders from acting by written consent or calling special meetings—the

Rights Plan is preclusive and coercive.  Moreover, the delayed redemption provision of the Rights Plan is plainly invalid under Delaware law.

81.  The Defendant Directors’ refusal to dismantle Ventana’s poison pill, refusal to negotiate with Roche, and opposition to Rocket Acquisition’s litigation in Arizona District Court confirm that the Director Defendants are improperly motivated by a desire to remain in office.

E.	Additional Takeover Defenses Insulate the Unlawful Actions of the Ventana Board

82.  Ventana’s corporate documents contain certain takeover defenses that further insulate the decisions of the Ventana Board and prevent the Ventana stockholders from deciding whether to tender their shares to Rocket Acquisition.  Ventana’s bylaws provide for a classified board of directors, with directors divided into three classes with staggered three-year terms and only one class standing for election each year.  Four directors will be up for re-election in 2008, two directors will be up for re-election in 2009, and three directors will be up for re-election in 2010.  Unless the classified board is removed, it will require a potential acquirer, such as Roche, to wait two years before taking control of the Ventana Board, and serves to entrench the Director Defendants and impede attempts by stockholders to remove the directors through proxy solicitations.

83.  Furthermore, Ventana’s corporate documents prohibit the Ventana stockholders from acting by written consent, calling a special meeting, or submitting stockholder proposals without advance notice.  Therefore, the earliest Rocket Acquisition or the Ventana stockholders could seek to replace the Ventana Board or take other action concerning the Tender Offer is at Ventana’s 2008 Annual Meeting, which, according to Ventana’s regulatory filings, is not expected to be held until May 2008. A successful proxy solicitation must also overcome the fact that the Director Defendants and Ventana’s management own approximately 19% of Ventana’s outstanding shares on a fully diluted basis.

IRREPARABLE INJURY

84.  The unlawful actions of the Director Defendants, including their ongoing refusal properly to consider Roche’s proposal, to redeem the Rights or to render inapplicable the Rights Plan, and to exempt the Proposed Acquisition from DGCL § 203, will prevent the Ventana stockholders from deciding whether to tender their shares and thereby are causing and will cause Plaintiffs and the Ventana stockholders irreparable harm.

85.  The unlawful actions of the Director Defendants further threaten to deprive Rocket Acquisition of the opportunity to proceed with its Tender Offer and the Proposed Acquisition.  The loss of these opportunities, which are unique, constitutes irreparable harm which cannot adequately be remedied later.

86.  Because Ventana’s corporate charter and bylaws contain certain additional takeover defenses that insulate the decisions of the Ventana Board, including provisions for a classified board and prohibitions on Ventana’s stockholders from calling special meetings or acting by written consent, the earliest Plaintiffs or other Ventana stockholders could seek to replace the Ventana Board or take other action concerning the

Tender Offer is at Ventana’s 2008 Annual Meeting, which, according to Ventana’s regulatory filings, is not expected to be held until May 2008.

87.  Unless the Ventana Board is restrained by this Court and ordered to remove the roadblocks to a potential transaction, Ventana’s stockholders will not have the opportunity to decide whether to tender their shares, and the substantial benefits of the Proposed Acquisition will be forever lost.  The injury to Plaintiffs and the Ventana stockholders will not be compensable in money damages.  Plaintiffs have no adequate remedy at law.

COUNT I
(Breach of Fiduciary Duty:  The Rights Plan)
88.  Plaintiffs repeat and reallege each and every allegation set forth in the foregoing paragraphs 1 through 87 as if fully set forth herein.

89.  The Director Defendants owe Ventana’s stockholders the duty to act with care and the utmost good faith and loyalty.

90.  The Tender Offer is non-coercive and non-discriminatory, is fair to Ventana’s stockholders, and poses no threat to Ventana’s corporate policy and effectiveness.  The Director Defendants summarily refused to engage Roche in a meaningful dialogue, failed to adequately inform themselves about the merits of the Proposed Acquisition, and prejudged the Tender Offer.  Thus, the Director Defendants failed to conduct a good faith and reasonable investigation of the Tender Offer.

91.  The Director Defendants’ continued refusal to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition is an unreasonable and disproportionate response to the Tender Offer and the Proposed Acquisition, which pose no threat to the interests of Ventana’s stockholders or to Ventana’s corporate policy and effectiveness.  The Director Defendants’ continued refusal to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition—now more than three months after they announced that they had fully considered and rejected the Tender Offer and four months after the commencement of the Tender Offer—has no economic justification and serves no legitimate purpose.

92.  The unlawful actions of the Director Defendants will deprive the Ventana stockholders of the opportunity to decide whether to tender their shares and will deprive Rocket Acquisition of the opportunity to proceed with the Proposed Acquisition.  Accordingly, the continued application of the Rights Plan is coercive and preclusive and is an unreasonable and disproportionate response to the Tender Offer.  Thus, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to Ventana’s stockholders under applicable Delaware law.

93.  The unlawful actions of the Director Defendants will deprive the Ventana stockholders of the opportunity to decide whether to tender their shares and thereby are causing and will cause Plaintiffs and the Ventana stockholders irreparable harm.

94.  The unlawful actions of the Director Defendants further threaten to deprive Rocket Acquisition of the opportunity to proceed with its Tender Offer and the Proposed

Acquisition.  The loss of these opportunities, which are unique, constitutes irreparable harm which cannot be adequately remedied later.

95.  Because Ventana’s corporate charter and bylaws contain certain additional takeover defenses that insulate the decisions of the Ventana Board, including provisions for a classified board and prohibitions on Ventana’s stockholders from calling special meetings or acting by written consent, the earliest Plaintiffs or the Ventana stockholders could seek to replace the Ventana Board or take other action concerning the Tender Offer is at Ventana’s 2008 Annual Meeting, which, according to Ventana’s regulatory filings, is not expected to be held until May 2008.

96.  Unless the Ventana Board is restrained by this Court and ordered to remove the roadblocks to a potential transaction, the substantial benefits of the Proposed Acquisition will be forever lost.  The injury to Plaintiffs and the Ventana stockholders will not be compensable in money damages.  Plaintiffs have no adequate remedy at law.

COUNT II
(Breach of Fiduciary Duty:  The Delayed Redemption Provision)

97.  Plaintiffs repeat and reallege each and every allegation set forth in the foregoing paragraphs 1 through 96 as if fully set forth herein.

98.  The Director Defendants owe Ventana’s stockholders the duty to act with care and the utmost good faith and loyalty.

99.  The delayed redemption provisions of the Rights Plan constitute further breach of the Director Defendants’ fiduciary duties insofar as they would prevent a newly elected board of directors from completely discharging their fundamental management and fiduciary duties to the corporation and its stockholders for at least six months.  Because delayed redemption provisions impermissibly circumscribe a board’s statutory power under 8 Del. C. § 141(a) and the directors’ ability to fulfill their concomitant fiduciary duties, such provisions are disproportionate responses to contests for corporate control and are invalid as a matter of law.  See Quickturn, 721 A.2d at 1291-92.

COUNT III
(Breach of Fiduciary Duty:  DGCL § 203)

100.    Plaintiffs repeat and reallege each and every allegation set forth in the foregoing paragraphs 1 through 99 as if fully set forth herein.

101.    The Director Defendants owe Ventana’s stockholders the duty to act with care and the utmost good faith and loyalty.

102.    The Ventana Board is empowered by DGCL § 203 to render the statute inapplicable to the Proposed Acquisition by approving the Tender Offer or the Proposed Merger.

103.    The Tender Offer is non-coercive and non-discriminatory, is fair to Ventana’s stockholders, and poses no threat to Ventana’s corporate policy and effectiveness.  The Director Defendants summarily refused to engage Roche in a meaningful dialogue, failed to adequately inform themselves about the merits of the

Proposed Acquisition, and prejudged the Tender Offer.  Thus, the Director Defendants failed to conduct a good faith and reasonable investigation of the Tender Offer.

104.    The Director Defendants’ failure to approve the Tender Offer or otherwise render DGCL § 203 inapplicable to the Proposed Acquisition is an unreasonable and disproportionate response to the Tender Offer and the Proposed Acquisition, which pose no threat to the interests of Ventana’s stockholders or to Ventana’s corporate policy and effectiveness.  The Director Defendants’ failure has no economic justification and serves no legitimate purpose.

105.    The unlawful actions of the Director Defendants will deprive the Ventana stockholders of the opportunity to decide whether to tender their shares and will deprive Rocket Acquisition of the opportunity to proceed with the Proposed Acquisition.  Accordingly, the Director Defendants’ failure to approve the Tender Offer or otherwise render DGCL § 203 inapplicable to the Proposed Acquisition is coercive and preclusive and is an unreasonable and disproportionate response to the Tender Offer.  Thus, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to Ventana’s stockholders under applicable Delaware law.

106.    The unlawful actions of the Director Defendants will deprive the Ventana stockholders of the opportunity to decide whether to tender their shares and thereby are causing and will cause Plaintiffs and the Ventana stockholders irreparable harm.

107.    The unlawful actions of the Director Defendants further threaten to deprive Rocket Acquisition of the opportunity to proceed with its Tender Offer and the Proposed

Acquisition.  The loss of these opportunities, which are unique, constitutes irreparable harm which cannot be adequately remedied later.

108.    Because Ventana’s corporate charter and bylaws contain certain additional takeover defenses that insulate the decisions of the Ventana Board, including provisions for a classified board and prohibitions on Ventana’s stockholders from calling special meetings or acting by written consent, the earliest Plaintiffs or the Ventana stockholders could seek to replace the Ventana Board or take other action concerning the Tender Offer is at Ventana’s 2008 Annual Meeting, which, according to Ventana’s regulatory filings, is not expected to be held until May 2008.

109.    Unless the Ventana Board is restrained by this Court and ordered to remove the roadblocks to a potential transaction, the substantial benefits of the Proposed Acquisition will be forever lost.  The injury to Plaintiffs and the Ventana stockholders will not be compensable in money damages.  Plaintiffs have no adequate remedy at law.

COUNT IV
(Declaratory and Injunctive Relief:  Anti-Takeover Devices)

110.    Plaintiffs repeat and reallege each and every allegation set forth in the foregoing paragraphs 1 through 109 as if fully set forth herein.

111.    The Director Defendants owe Ventana’s stockholders the duty to act with care and the utmost good faith and loyalty.

112.    The adoption of any additional defensive measures against the Tender Offer or the Proposed Merger, or that would prevent a future board of directors from exercising its fiduciary duties—including, but not limited to, amendments to, or extension or renewal of, the Rights Plan, amendments to Ventana’s bylaws, pursuit of alternative transactions with substantial breakup fees and/or lockups, “White Knight” stock issuances, changes to licensing agreements, or executive compensation agreements with substantial payments triggered by a change in control—would itself be a breach of the Director Defendants’ fiduciary duties to Ventana’s stockholders.

113.    The adoption of any such defensive measures would prevent the Ventana stockholders from having the opportunity to decide whether to tender their shares and would thereby cause Plaintiffs and the Ventana stockholders irreparable harm.

114.    Unless the Ventana Board is restrained by this Court and ordered to remove the roadblocks to a potential transaction, the substantial benefits of the Proposed Acquisition will be forever lost.  The injury to Plaintiffs and the Ventana stockholders will not be compensable in money damages.  Plaintiffs have no adequate remedy at law.

WHEREFORE, for the reasons set forth above, Plaintiffs respectfully request that this Court:

a.  declare that the Director Defendants have breached their fiduciary duties to the Ventana stockholders under Delaware law by failing to redeem the Rights or to render the Rights Plan inapplicable to the Tender Offer;

b.  compel the Defendants to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition;

c.  declare that the delayed redemption provisions of the Rights Plan violate 8 Del. C.§ 141(a) and are invalid as a matter of Delaware law;

d.  enjoin the Defendants from attempting to apply, enforce or otherwise invoke the delayed redemption provisions of the Rights Plan;

e.  declare that the Director Defendants have breached their fiduciary duties to the Ventana stockholders under Delaware law by failing to render DGCL § 203 inapplicable to the Proposed Acquisition;

f.  compel the Defendants to approve the Tender Offer and Proposed Merger for purposes of DGCL § 203 and enjoin Defendants, their officers, agents, servants, employees, attorneys, stockholders, and persons acting in concert or in participation with them from taking any action to enforce or apply DGCL § 203 that would impede, thwart, frustrate, or interfere with the Proposed Acquisition;

g.  declare that the adoption of any further measure that has the effect of impeding, thwarting, frustrating, or interfering with the Tender Offer or the Proposed Merger constitutes a breach of the Director Defendants’ fiduciary duties;

h.  enjoin the Defendants, their officers, agents, servants, employees, attorneys, stockholders, and persons acting in concert or in participation with them from adopting any measure that has the effect of impeding, thwarting, frustrating, or interfering with the Tender Offer or the Proposed Merger;

i.  award Plaintiffs their costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and

j.  grant Plaintiffs such other and further relief as this Court may deem just and proper.

/s/ Allen M. Terrell, Jr.
OF COUNSEL: DAVIS POLK & WARDWELL Arthur F. Golden Lawrence Portnoy Jennifer G. Newstead Scott B. Luftglass Brian M. Burnovski 450 Lexington Avenue New York, New York 10017 (212) 450-4000
Allen M. Terrell, Jr. (#709)
Lisa A. Schmidt (#3019)
Rudolf Koch (#4947)
Blake K. Rohrbacher (#4750)
RICHARDS LAYTON & FINGER, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware  19801
(302) 651-7700

Attorneys for Plaintiffs Roche Holdings, Inc.
and Rocket Acquisition Corporation

Dated: October 26, 2007